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04035495

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5078 FISCAL YEAR 3-31-04

• Complete for initial submissions only ** *Please note name and address changes*

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PROCESSED
JUL 14 2004
THOMSON FINANCIAL

OICF/BY: dlw
DAT : 7/14/04

FILE NO. 82-5078

(Excerpt translation)

THE 52ND
REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2004

(from April 1, 2003 to March 31, 2004)

ARIS
3-31-04

FUNAI ELECTRIC CO., LTD.

May 12, 2004
FUNAI ELECTRIC CO., LTD. [Outline]

OUTLINE OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2004

May 12, 2004
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Business year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)		Business year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)		Rate of increase or decrease from the previous business year
Net sales	¥342,133 million	100.0%	¥331,463 million	100.0%	3.2%
Operating income	¥36,534 million	10.7%	¥35,121 million	10.6%	4.0%
Ordinary income	¥34,667 million	10.1%	¥33,861 million	10.2%	2.4%
Net income	¥26,280 million	7.7%	¥19,296 million	5.8%	36.2%
Net income per share	¥744.13		¥540.59		

(Note) The Company has 13 consolidated subsidiaries and two equity method companies.

2. Non-consolidated operating results:

	Business year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)		Business year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)		Rate of increase or decrease from the previous business year
Net sales	¥304,189 million	100.0%	¥280,435 million	100.0%	8.5%
Operating income	¥20,253 million	6.7%	¥16,854 million	6.0%	20.2%
Ordinary income	¥16,995 million	5.6%	¥15,214 million	5.4%	11.7%
Net income	¥7,210 million	2.4%	¥2,946 million	1.1%	144.7%
Net income per share	¥203.15		¥81.02		

May 12, 2004

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2004

Name of listed company:	FUNAI ELECTRIC CO., LTD.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839 (URL http://www.funai.co.jp)
Location of head office:	Osaka
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of accounts:	May 12, 2004
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the business year ended March 31, 2004 (April 1, 2003 through March 31, 2004):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2004	Business year ended March 31, 2003
Net sales	¥342,133 million 3.2%	¥331,463 million 40.0%
Operating income	¥36,534 million 4.0%	¥35,121 million 76.9%
Ordinary income	¥34,667 million 2.4%	¥33,861 million 49.0%
Net income	¥26,280 million 36.2%	¥19,296 million 71.8%
Net income per share	¥744.13	¥540.59
Fully diluted earnings per share	¥741.52	¥538.65
Percentage of net income to stockholders' equity	18.9%	15.2%
Percentage of ordinary income to total capital	16.5%	17.5%
Percentage of ordinary income to net sales	10.1%	10.2%

(Notes)

	Business year ended March 31, 2004	Business year ended March 31, 2003
1) Gain on equity method investments:	¥269 million	(-) ¥178 million
2) Average number of shares during the business year (consolidated):	35,249,894 shares	35,576,838 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) Consolidated financial condition:

	Business year ended March 31, 2004	Business year ended March 31, 2003
Total assets	¥223,191 million	¥196,865 million
Stockholders' equity	¥149,748 million	¥128,648 million
Ratio of stockholders' equity	67.1%	65.3%
Stockholders' equity per share	¥4,244.78	¥3,644.70

(Note) Number of shares outstanding at the end of the year (consolidated):

	35,266,462 shares	35,297,410 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2004	Business year ended March 31, 2003
Cash flows from operating activities	¥36,538 million	¥37,945 million
Cash flows from investing activities	(¥9,497 million)	(¥10,530 million)
Cash flows from financing activities	¥1,727 million	(¥14,233 million)
Cash and cash equivalents at the end of year	¥113,606 million	¥91,998 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries:	13
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	2

(5) Situation of changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion):	1
Consolidated subsidiaries (exclusion):	0
Companies subject to equity method (inclusion):	0
Companies subject to equity method (exclusion):	0

2. Forecast of consolidated operating results for the business year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

	Six-month period	Full-year period
Net sales	¥160,500 million	¥400,000 million
Ordinary income	¥16,200 million	¥37,200 million
Net income	¥10,400 million	¥26,100 million

(Reference) Forecast of net income per share (full-year period): ¥738.67

As for the prerequisites for the above forecast and other matters relating thereto, please refer to pages 11 and 12 hereof.

(1) STATE OF CORPORATE GROUP

The Group, which comprises the Company (Funai Electric Co., Ltd.) and its 25 affiliated companies (22 subsidiaries and 3 related companies), engages in the manufacture and sale of various electric appliances as a principal business, as well as other businesses pertaining thereto.

The following are its main products:

Audiovisual equipment:	VCRs, combination TV/VCRs, television sets and DVD players
Information and communication equipment:	Printers, facsimile machines and Internet information terminal units

The contents of business of the Company and its major affiliated companies and their positioning in such business are as described below:

Contents of business	Main companies
Manufacture of audiovisual equipment and information and communication equipment	The Company Chugoku Funai Electric Co., Ltd. Funai Electric (HK) Ltd. H.F.T. Industrial Ltd. Funai Electric (Malaysia) Sdn.Bhd. Funai (Thailand) Co., Ltd. Highsonic Industrial Ltd. PT. Display Devices Indonesia
Sale of audiovisual equipment and information and communication equipment	The Company Funai Sales Co., Ltd. Funai Corporation, Inc. Funai Electric Trading (Europe) GmbH Funai Asia Pte Ltd.
Others • Manufacture and sale of electronic equipment related to receivers, etc.	DX ANTENNA Co., Ltd.
• Development, manufacture and sale of miniature motors	Daisho Electronics Co., Ltd. Daisho Electronics (Thailand) Co., Ltd.
• After-sales service of electric appliances, etc.	Funai Service Co., Ltd. and 10 other companies

The following is a chart of the aforementioned business of the Group:


Customers
(Domestic sales company)
Consolidated subsidiary (1 company)
Funai Sales Co., Ltd.
(Overseas sales companies)
Consolidated subsidiaries (3 companies)
Funai Corporation, Inc.
Funai Electric Trading (Europe) GmbH
Funai Asia Pte Ltd.
The Company
(Domestic manufacturing company)
Consolidated subsidiary (1 company)
Chugoku Funai Electric Co., Ltd.
(Overseas manufacturing companies)
Consolidated subsidiaries (3 companies)
Funai Electric (HK) Ltd.
Funai Electric (Malaysia) Sdn. Bhd.
Funai (Thailand) Co., Ltd.
(Other affiliated companies)
Consolidated subsidiaries (4 companies)
DX ANTENNA Co., Ltd. and 3 other companies
Non-consolidated subsidiaries (9 companies)
F.G.S. Co., Ltd. and 8 other companies
Affiliated company (1 company)
BW-Highsonic Industrial Limited
Consolidated subsidiary (1 company)
H.F.T. Industrial Ltd.
Affiliated companies subject to the equity method (2 companies)
Highsonic Industrial Ltd.
PT. Display Devices Indonesia
(Legend)
Supply of products
Supply of parts

(2) BUSINESS POLICY

1. Fundamental management policy

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Fundamental dividend policy

The Company recognizes the paying out of earnings to its shareholders as one of the most important challenges to management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends.

However, our electronics industry is affected by intensifying competition in and outside of Japan, fluctuating foreign exchange and rapid changes in the world economic situations. Hence, the Company, while taking into consideration these situations comprehensively, intends to maintain a constant and flexible payment of dividends. In accordance with such policy, management plans to pay a dividend of ¥20.00 per share for the business year under review.

With regard to retained earnings, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

3. Philosophy and policy on reduction in investment unit prices

The Company recognizes that the reduction in investment unit prices will be effective to expand the base of individual investors and help develop the active equity market.

The Company, while taking into consideration its operating results and stock movements, intends to study measures to increase the liquidity of its shares and maximize shareholder value. However, at present, no specific measures and timing therefor is determined.

4. Action assignments and the medium-term management strategy of the Company

With regard to the business environment surrounding the Company in the future, the world economy, specifically, the U.S. economy is expected to continue with the recovery process. In our electronics industry, rapid development from analog to digital creates new user needs, while it is required to deal with new technologies actively and respond speedily to severe competition, specifically from Chinese manufacturers assuming greater prominence, and rapidly changing consumer needs, among other things.

Under these environment, the Company has clarified the action assignments of the Group and took measures during the business year under review, as described below:

(1) Aggressive development of digital products and the strengthening of the system therefor

The Group launched terrestrial/BS/110-degree CS digital high-vision tuners adaptable to terrestrial digital broadcasting in November 2003 and in cooperation with Mitsubishi Electric Corporation, broke into the market of DVD recorders based on its technology nurtured by the development of DVD players and their related products in March 2004. For the development of digital products in the future, it has become absolutely necessary to acquire elementary technologies and establish optical technologies and technologies related with software development. Hence, the Company has actively hired more engineers and assembled its R&D divisions in its Technology Building completed in the site of its head office to improve development efficiencies.

In January 2004, the Company entered with TeraRecon, Inc. into a consignment agreement with regard to the development of digital image processors for use in consumer audio visual equipment utilizing TeraRecon's digital signal and image processing technologies for medical use and peripheral software. The Company plans to develop next-generation consumer digital audiovisual equipment by utilizing such processors and peripheral software to be developed.

(2) Country risk averse

90% or more of the products of the Group are manufactured in China and Malaysia and it has been one of the management challenges to avert country risk. For that purpose, in July 2003, the Company incorporated a manufacturing subsidiary Funai (Thailand) Co., Ltd., which commenced to manufacture large-size TVs and other audivisual equipment in September 2003.

(3) Maintenance of competitiveness

Prices have continued to plunge as the Chinese manufacturers have gained power. To maintain competitiveness of the Group, it is necessary to develop digital products, promote internal production, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). It is also a key issue to strengthen ties with leading distributors in globally dominating positions and OEM customers. In August 2003, the Company entered into a strategic tie-up with a leading U.S. printer manufacturer Lexmark International Inc. to strengthen the past trade relation.

(4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company established a new environment section at its head office in October 2003 and introduced a green procurement guideline to build up its system to commit itself to environmental protection in November 2003. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. Consequently, its Dong Guan Plant (Guang Dong, China) and Tsuyama Plant (Okayama Prefecture) acquired such approval in August and November 2003, respectively. The Company plans to acquire the approval for its head office and major business sites in and outside of Japan.

5. Fundamental philosophy on corporate governance and the implementation of measures therefor

(Fundamental philosophy on corporate governance)

The Company recognizes that to materialize continuous growth as a corporation, top priority must be given to improvement of the soundness and efficiency of management and speeding up of decision-making, as well as to pursuing highly transparent management by having a high regard for its shareholders.

Hence, the Company has exerted its efforts to seek closer links with its shareholders and investors through active IR activities and swiftly disclose information. Additionally, the Company publicizes information widely, including the disclosure of financial information on its website.

(Implementation of measures for corporate governance)

The Company has adopted a system of statutory auditors. As of March 31, 2004, two of the four Statutory Auditors were external auditors and three of the seven Directors were external directors. Neither of the external statutory auditors and directors is related with the Company or its Group. One of the external directors is a relative of the President and Representative Director of the Company. However, the Company has no relationship with the two external statutory auditors, and two other external directors or their relatives or any company for which either of them serves as director, in terms of personnel, capital, technology or trading.

The Company has adopted a system of executive officers for the purpose of establishing a system under which management is able to make decisions with agility and execute business swiftly. The Company has ten Executive Officers.

(3) OPERATING RESULTS AND FINANCIAL CONDITION

1. Operating results

(1) Overview of operating results for the year ended March 31, 2004

During the business year under review, the U.S. economy showed a sign of steady recovery as private spending remained strong owing to large tax reductions and capital investment expanded owing to low interest rates. In Europe, the Euro-zone economies, including Germany, registered tones of slow expansion as exports, which plunged due to higher Euro during the first half of the year, increased in sync with the recovery of the world economy. In Britain, private spending, among other things, remained strong. In Asia, the local economies, including China, which had temporarily been affected by severe acute respiratory syndrome (SARS), continued growing.

The Japanese economy registered tones of recovery as exports and capital investment expanded and private spending increased modestly.

In our electronics industry, demand for digital products, such as DVD-related products and digital still cameras, expanded strikingly and the market for thin TVs, such as LCD TVs and plasma display TVs, appeared to be expanding. On the other hand, manufactures continued to be faced with a severe condition due to increased costs of development resulting from active launching of new products, as well as further intensifying price competition resulting from the rise of Chinese competitors.

Under these circumstances, the Group has sought further closer links with business partners with competitive edge globally and aggressively engaged in developing and expanding sales of digital products. Specifically, the Company materialized higher qualities and lower prices of DVD/VCR combination players, which continued to expand market share in two consecutive years and resulted in a substantial sales increase. On the other hand, sales of analog products, such as VCRs and combination TV/VCRs decreased due to the contraction of the market as a whole.

Consequently, consolidated net sales amounted to ¥342,133 million (up 3.2% from the previous business year). In terms of income, in spite of price reductions in audiovisual equipment in the U.S. market due to the rise of Chinese competitors, the Group exerted its efforts to improve efficiency of productivity and reduce cost of procuring materials and components. As a result, consolidated operating income and consolidated ordinary income amounted to ¥36,534 million (up 4.0%) and ¥34,667 million (up 2.4%), respectively. Consolidated net income amounted to ¥26,280 million (up 36.2%).

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following are sales by product.

Audiovisual equipment:

While prices of products plunged, sales of digital products, including DVD players and their related products, to large distributors in North America, among others, increased substantially. Sales of products in the Company's new digital area, such as projectors and LCD TVs, expanded.

With regard to analog products, sales of TVs, specifically, models mounted with large-size cathode-ray tubes increased steadily. However, sales of VCRs and combination TV/VCRs decreased substantially due to the market contraction Thus, net sales of audiovisual equipment amounted to ¥240,915 million (down 4.9% from the previous business year).

Information and communication equipment:

During the business year under review, sales of ink-jet printers increased substantially due to increased demand for all-in-one (or scanner/copier combination) ink-jet printers and the strengthening of the relation with an OEM customer by entering into a strategic tie-up agreement. Sales of laser-beam printers also increased due to increased orders from OEM customers as a result of recovery of the market for office use. As a result, net sales of information and communication equipment amounted to ¥69,141 million (up 68.1% from the previous business year).

Others:

Net sales of others amounted to ¥32,076 million (down 13.1% from the previous business year) as electronic equipment related to receivers decreased due to intensifying competition.

(2) Outlook for the next business year

To forecast the business conditions during the next business year, the world economy is expected to continue growing with the Athens Olympic Games and the U.S. presidential election approaching.

The Group intends to exert its efforts to aggressively promote business development by expanding sales of its conventional products, including DVD players and their related products and printers, as well as launching new products, such as DVD recorders and digital still cameras, in the digital area expected to expand in the future.

The Company also intends to utilize its well-established electromechanical and other technologies and its unique productivity improvement system, Funai Production System (FPS), to further improve efficiencies and increase earnings.

The following is an outlook for the operating results for the year ending March 31, 2005:

Consolidated operating results

		Comparison with the previous business year
Net sales	¥400.0 billion	+16.9%
Operating income	¥36.5 billion	- 0.1%
Ordinary income	¥37.2 billion	+ 7.3%
Net income	¥26.1 billion	- 0.7%

Non-consolidated operating results

		Comparison with the previous business year
Net sales	¥350.7 billion	+15.3%
Operating income	¥21.5 billion	+ 6.2%
Ordinary income	¥21.7 billion	+27.7%
Net income	¥12.7 billion	+76.1%

In the outlook for the operating results, the exchange rate is estimated at $1=¥105.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

2. Financial condition

In terms of cash flows on a consolidated basis for the business year under review, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities resulted in receipts of ¥36,538 million, payments of ¥9,497 million and receipts of ¥1,727 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥113,606 million.

The trends of the indices of cash flows of the Group are as follows:

	Year ended June 30, 2000 (from July 1, 1999 to June 30, 2000)	Year ended March 31, 2001 (from July 1, 2000 to March 31, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
Ratio of stockholders' equity (%):	67.1	67.6	65.4	65.3	67.1
Ratio of stockholders' equity on a market value basis (%):	112.9	213.6	257.1	232.4	238.6
Years for debt redemption (year):	0.1	4.1	0.5	0.2	0.3
Interest coverage ratio:	18.1	3.2	39.3	84.9	128.9

Ratio of stockholders' equity:	Stockholders' equity/Total assets
Ratio of stockholders' equity on a market value basis:	Aggregate market value of listed stock/Total assets
Years for debt redemption:	Interest-bearing debt/Cash provided by operating activities
Interest coverage ratio:	Cash provided by operating activities/Interest payments

* Each of the indices is calculated based on financial data on a consolidated basis.

* The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares outstanding at the end of each business year.

* As cash provided by operating activities, cash flows from operating activities in the consolidated statement of cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet. As interest payments, interest paid in the consolidated statement of cash flows is used.

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Business year ended March 31, 2004 (as of March 31, 2004)	Business year ended March 31, 2003 (as of March 31, 2003)	Increase or decrease
ASSETS:			
Current assets:	176,085	154,653	21,432
Cash and deposits	114,439	92,527	
Trade notes and trade accounts receivable	34,599	34,226	
Inventories	19,147	20,295	
Deferred tax assets	3,569	3,617	
Others	5,518	5,315	
Allowance for doubtful receivables	(1,188)	(1,329)	
Fixed assets:	47,105	42,212	4,892
Tangible fixed assets:	14,800	13,966	833
Buildings and structures	5,062	3,994	
Machinery, equipment and motor vehicles	2,124	2,392	
Tools, furniture and fixtures	4,206	3,400	
Lands	3,398	3,361	
Others	8	818	
Intangible fixed assets	1,115	1,193	(77)
Investments and other assets:	31,189	27,052	4,137
Investment securities	27,476	16,050	
Long-term loans receivable	315	729	
Deferred tax assets	45	7,159	
Others	3,983	4,400	
Allowance for doubtful receivables	(631)	(1,287)	
TOTAL ASSETS	223,191	196,865	26,325

(million yen)

	Business year ended March 31, 2004 (as of March 31, 2004)	Business year ended March 31, 2003 (as of March 31, 2003)	Increase or decrease
LIABILITIES:			
Current liabilities:	59,450	54,471	4,979
Trade notes and trade accounts payable	37,400	31,334	
Short-term loans payable	5,181	1,345	
Accounts payable	13,252	12,407	
Accrued corporate taxes, etc.	534	6,147	
Deferred tax liabilities	4	4	
Reserve for products guarantee	211	252	
Other current liabilities	2,863	2,978	
Long-term liabilities:	13,795	13,604	190
Long-term loans payable	6,491	7,566	
Deferred tax liabilities	1,097	197	
Reserve for retirement benefits	4,634	4,269	
Allowance for officers' retirement gratuities	923	942	
Other long-term liabilities	648	628	
TOTAL LIABILITIES	73,245	68,075	5,169
Minority interests:			
Minority interests	197	141	55
STOCKHOLDERS' EQUITY:			
Common stock	30,940	30,806	
Additional paid-in capital	32,466	32,332	
Retained earnings	100,278	74,771	
Revaluation difference of other securities	5,293	318	
Foreign exchange translation adjustment	(9,220)	(325)	
Treasury stock	(10,010)	(9,253)	
TOTAL STOCKHOLDERS' EQUITY	149,748	128,648	21,099
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	223,191	196,865	26,325

CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
Net sales	342,133	331,463	10,670
Cost of sales	266,261	257,616	8,644
Selling, general and administrative expenses	39,338	38,725	613
Operating income	**36,534**	**35,121**	**1,412**
Non-operating income:			
Interest income	1,190	1,256	
Gain from equity method investments	269	-	
Other income	688	294	
Non-operating income	2,148	1,550	597
Non-operating expenses:			
Interest expenses	272	458	
Loss from equity method investments	-	178	
Exchange loss	3,123	1,342	
Other expenses	618	831	
Non-operating expenses	4,015	2,810	1,204
Ordinary income	**34,667**	**33,861**	**805**
Special income:			
Income from sales of fixed assets	21	99	
Income from transfer back from allowance for doubtful receivables	263	157	
Other special income	182	364	
Special income	468	621	(153)
Special loss:			
Loss from disposition of fixed assets	143	514	
Valuation loss of investment securities	39	7,544	
Loss from liquidation of related company	574	776	
Other special loss	488	444	
Special loss	1,245	9,280	(8,035)
Income before income taxes, etc.	33,889	25,202	8,687
Corporate, inhabitant and enterprise taxes	2,965	10,133	
Adjustment to corporate taxes, etc.	4,569	(4,209)	
Minority interests	75	(18)	
Net income for the year	**26,280**	**19,296**	**6,983**

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
(Additional paid-in capital)		
Balance of additional paid-in capital at beginning of the year	32,332	32,314
Increase in additional paid-in capital		
Issue of new shares upon exercise of stock acquisition rights	134	17
Balance of additional paid-in capital at end of the year	32,466	32,332
(Retained earnings)		
Balance of retained earnings at beginning of the year	74,771	55,460
Increase in retained earnings	26,280	19,720
Net income	26,280	19,296
Increase in retained earnings due to decrease in consolidated subsidiaries	-	97
Increase in retained earnings due to merger	-	325
Decrease in retained earnings	773	409
Cash dividends	705	359
Officers' bonuses	67	49
Balance of retained earnings at end of the year	100,278	74,771

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
I. Cash flows from operating activities			
Net income before income taxes, etc.	33,889	25,202	8,687
Depreciation	5,673	8,050	(2,377)
Increase (decrease) in allowance for doubtful receivables	(685)	(800)	114
Increase (decrease) in reserve for retirement benefits	364	152	211
Interest and dividend income	(1,220)	(1,269)	49
Interest expense	272	458	(185)
(Gain) loss from equity method investments	(269)	178	(448)
(Gain) loss from sale of tangible fixed assets	41	20	20
Valuation loss of investment securities	39	7,544	(7,504)
(Increase) decrease in trade accounts receivable	(3,093)	(4,638)	1,544
(Increase) decrease in inventories	(585)	(588)	2
Increase (decrease) in trade accounts payable	10,774	4,016	6,758
Others	(1,069)	5,224	(6,293)
Subtotal	44,130	43,551	579
Interest and dividends received	1,209	1,662	(452)
Interest paid	(283)	(447)	163
Income taxes paid	(8,517)	(6,820)	(1,697)
Cash flows from operating activities	36,538	37,945	(1,407)
II. Cash flows from investing activities			
Placing of time deposits	(173)	(524)	350
Withdrawal of time deposits	559	688	(128)
Sale of securities	686	1,080	(393)
Acquisition of tangible fixed assets	(7,659)	(6,014)	(1,644)
Sale of tangible fixed assets	385	210	174
Acquisition of investment securities	(4,228)	(5,075)	846
Sale of investment securities	139	408	(268)
Sale of part of shares of consolidated subsidiaries	-	510	(510)
Making of loans	(24)	(5,238)	5,214
Collection of loans	2,429	3,172	(743)
Others	(1,612)	252	(1,864)
Cash flows from investing activities	(9,497)	(10,530)	1,033
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	3,669	(9,217)	12,887
Increase in long-term loans payable	-	9,000	(9,000)
Repayment of long-term loans payable	(725)	(4,070)	3,345
Proceeds from issuance of shares	269	35	233
Acquisition of its own shares	(756)	(9,251)	8,494
Cash dividends paid	(705)	(359)	(346)
Others	(23)	(369)	346
Cash flows from financing activities	1,727	(14,233)	15,961

	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
IV. Translation gain/loss related to cash and cash equivalents	(7,160)	(4,537)	(2,622)
V. Net increase (decrease) in cash and cash equivalents	21,608	8,643	12,964
VI. Cash and cash equivalents at beginning of the year	91,998	83,468	8,530
VII. Increase (decrease) in cash and cash equivalents due to merger	-	30	(30)
VIII. Increase (decrease) in cash and cash equivalents due to exclusion of consolidated subsidiaries	-	(144)	144
IX. Cash and cash equivalents at end of the year	113,606	91,998	21,608

(Translation omitted hereinafter)

- END -

FILE NO. 82-5078

(Translation)

Press Release

FUNAI

May 12, 2004

Dear Sirs:

Funai Electric Co., Ltd.

Tetsuro Funai
President and Representative Director

(Code No. 6839; The first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Inquiries shall be directed to: Mutsuo Takei
Investor / Public Relations Department
(Tel: 072-870-4395)

Notice of Disposition (Sale) by the Company of its Own Shares

Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 12, 2004, adopted a resolution in respect of the disposition (sale) by the Company of its own shares, as described below:

Description

1. Number of shares to be disposed of:

   Shares of common stock: 766,600 shares

2. Disposition price:

   To be decided on the Selling Price Determination Date set forth in section 3 "Method of disposition" below, in accordance with the method as provided for in Article 7-2 of Fair Practice Rule No. 14 established by Japan Securities Dealers Association.

3. Method of disposition:

   Sale under bought deal of all shares by Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd. and Merrill Lynch Japan Incorporated. The selling price shall be determined on the date for determining the selling price (either of the days of May 20, 2004 (Thursday) through May 25, 2004 (Tuesday); hereinafter referred to as the "Selling

Price Determination Date") in accordance with the method as provided for in Article 7-2 of Fair Practice Rule No. 14 established by Japan Securities Dealers Association, provisionally based on a price obtained by multiplying by not less than 0.90 and not more than 1.00 the closing price of the Company's shares on Osaka Securities Exchange Co., Ltd. on the Selling Price Determination Date (if transactions are not validly made on that day, the closing price on the immediately preceding day) (with any fraction of one yen rounded upward to the nearest one yen), as well as taking demand therefor into consideration. Remuneration of the underwriters for the sale of the shares shall be the total selling prices after deducting the total disposition prices (underwriting prices) which shall be paid to the seller by the underwriters.

4. Application period:

   From May 26, 2004 (Wednesday) through May 28, 2004 (Friday). The application period may be moved up according to demand. The earliest application period will be from May 21, 2004 (Friday) through May 25, 2004 (Tuesday).

5. Payment date:

   Either of the days of May 28, 2004 (Friday) through June 2, 2004 (Friday). As set forth in section 4 "Application period" above, the application period may be moved up according to demand. Accordingly, the earliest payment date will be May 28, 2004 (Friday).

6. Delivery date:

   Either of the days of May 31, 2004 (Monday) through June 3, 2004 (Thursday). As set forth in section 4 "Application period" above, the application period may be moved up according to demand. Accordingly, the earliest delivery date will be May 31, 2004 (Monday).

7. Application money:

   Same as the selling price per share.

8. Unit of shares for application:

   100 shares.

9. Number of own shares held by the Company after the disposition:

   34 shares.

10. With regard to the disposition (sale) by the Company of its own shares, the Company filed a securities notification under the Securities and Exchange Law as of May 12, 2004 (Wednesday).

11. All other matters necessary for the disposition (sale) by the Company of its own shares shall be left to the discretion of the Representative Director.

[For reference]

- Purpose of the disposition (sale) by the Company of its own shares:

  To improve the distribution of the shares of the Company and increase liquidity thereof.

- Use of proceeds from the disposition by the Company of its own shares:

  The Company plans to appropriate all of the estimated proceeds of ¥12,581,072,000 from the disposition by the Company of its own shares to working capital.

- END -

FILE NO. 82-5078

(Translation)

Press Release

FUNAI

May 12, 2004

Dear Sirs:

Funai Electric Co., Ltd.

Tetsuro Funai
President and Representative Director

(Code No. 6839; The first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Inquiries shall be directed to: Mutsuo Takei
Investor / Public Relations Department
(Tel: 072-870-4395)

Notice of Stock Option Plan by the Method of Stock Acquisition Rights

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 12, 2004, resolved that the Company would submit a proposition for the approval of the issuance of stock acquisition rights as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan to the 52nd Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2004, as described below:

Description

1. Reason for issuing stock acquisition rights to parties other than shareholders on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors and employees of the Company and its subsidiaries to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, the Company intends to issue stock acquisition rights, free of charge, to the directors and employees of the Company and its subsidiaries as stock options.

   Also, as incentives to raise consciousness of the advisors, external consultants and researchers of the Company and its subsidiaries to participate in management, thus to increase their contribution to higher performances of the Company, the Company intends to issue stock acquisition rights, free of charge, to the advisors, external consultants and researchers of the Company and its subsidiaries as stock options.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors and employees, advisors, external consultants and researchers of the Company and its subsidiaries

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 400,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights are succeeded to, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off (*Sinsetsu-bunkatsu* or *Kyushu-bunkatsu*), the Company may adjust the number of shares as considered necessary.

(3) Total number of stock acquisition rights to be issued:

Not exceeding the total number of 4,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares. Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly.).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The amount to be paid in upon exercise of a stock acquisition right shall be an amount obtained by multiplying the paid-in amount per share to be issued or transferred upon the exercise of each stock acquisition right (the "Paid-in Amount") by the number of shares to be issued or transferred for each stock acquisition right. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular transactions) of the Company's shares on Osaka Securities Exchange Co.,

Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the stock acquisition right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares or disposes of its shares of treasury stock at a paid-in price lower than the current market price (except upon exercise of stock acquisition rights and new share subscription rights as provided for in Article 280-19, paragraph 1 of the Commercial Code prior to the enforcement of the Law to Amend Part of the Commercial Code, Etc. (2001 Law No. 128)), the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of issued shares of the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Current market price before the issuance of new shares" shall be read "Current market price before the disposal".

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights are succeeded to, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off (*Sinsetsu-bunkatsu* or *Kyushu-bunkatsu*), the Company may adjust the exercise price as considered necessary.

(6) Period for exercising stock acquisition rights:

August 1, 2006 through July 31, 2013.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable in each year (from August 1 to the following July 31) during the period for exercising stock acquisition rights shall be as specified in the rules to be established by the Board of Directors.

If any grantee of stock acquisition rights who satisfies the terms and conditions to exercise his/her rights does not exercise all or some of the stock acquisition rights exercisable in a year during the period for exercising stock acquisition rights, any of the rights remaining unexercised in such year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) If any employee of the Company or its subsidiaries who has been granted stock acquisition rights fails to get a certain appraisal based on the internal performance appraisal system in each year (from August 1 to the following July 31) during the period for exercising stock acquisition rights set forth in section (6) above, such employee shall not be entitled to exercise his/her rights in each such year.

(iii) Any advisor, external consultant or researcher of the Company or its subsidiaries who has been granted stock acquisition rights shall, prior to exercising his/her rights in each year (from August 1 to the following July 31) during the period for exercising stock acquisition rights set forth in section (6) above, obtain approval from the Board of Directors in respect of the number of stock acquisition rights exercisable and the time to exercise the same, in accordance with the appraisal of his/her contribution to business performance of the Company.

(iv) If any director or employee of the Company or its subsidiaries who has been granted stock acquisition rights ceases to be a director, statutory auditor or employee of the Company or its subsidiaries or an advisor under an advisory contract entered into with the Company or its subsidiaries, such director or employee shall not be entitled to exercise the stock acquisition rights.

(v) If any advisor of the Company or its subsidiaries who has been granted stock acquisition rights ceases to be an advisor under an advisory contract entered into with the Company or its subsidiaries, such advisor shall not be entitled to exercise the stock acquisition rights.

(vi) If any external consultant or researcher of the Company or its subsidiaries who has been granted stock acquisition rights ceases to be an external consultant or researcher under a contract entered into with the Company or its subsidiaries, such consultant or researcher shall not be entitled to exercise the stock acquisition rights.

(vii) If any grantee of stock acquisition rights dies, an heir to the grantee may inherit his/her stock acquisition rights, subject to the terms and conditions to be stipulated in a contract set forth in item (viii) below.

(viii) Any other detailed terms and conditions shall be governed by a contract to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolution to be adopted at a meeting of the Board of Directors for the issuance of the stock acquisition rights to be held hereafter.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the stock acquisition rights may be cancelled without consideration unless the surviving company or the 100% parent company of the Company assumes the obligations related to the stock acquisition rights.

(ii) In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights due to any of the terms and conditions mentioned in paragraph (7) above occurring prior to the exercise thereof, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Issuance of Stock Acquisition Rights to Parties Other than Shareholders on Specifically Favorable Conditions" at the 52nd Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2004.

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